FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-216079

June 6, 2017

NGL ENERGY PARTNERS LP

9.00% Class B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units

(Liquidation Preference $25.00 per unit)

Issuer	NGL Energy Partners LP (the “Partnership”).

Trade Date	June 6, 2017.

Settlement Date	June 13, 2017 (T + 5).

Title of Securities	9.00% Class B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (the “units”).

Number of Units	7,400,000 units.

Number of Option Units	1,110,000 units.

Public Offering Price	$25.00 per unit; $185,000,000 total (assuming no exercise of the option to purchase additional units).

Underwriting Discount	$0.7875 per unit; $5,827,500 total (assuming no exercise of the option to purchase additional units).

Net Proceeds	$178,672,500 (or $205,548,375 if the underwriters exercise in full their option to purchase additional units) after deducting the underwriting discount and offering expenses.

Maturity Date	Perpetual (unless redeemed by us on or after July 1, 2022 or in connection with a Change of Control).

Liquidation Preference	$25.00 per unit plus accumulated and unpaid distributions (subject to adjustment for any splits, combinations or similar adjustment to the units).

Distribution Payment Dates and Record Dates

Quarterly in arrears on January 15, April 15, July 15 and October 15 of each year (each, a “Distribution Payment Date”), commencing October 15, 2017, to holders of record as of the opening of business on the January 1, April 1, July 1 or October 1 next preceding the Distribution Payment Date.

Initial Distribution Payment	$4,995,000.

Distribution Rate

The initial distribution rate for the units from and including the date of original issue to, but not including, July 1, 2022 will be 9.00% per annum of the $25.00 liquidation preference per unit (equal to $2.25 per unit per annum). On and after July 1, 2022, distributions on the units will accumulate at a percentage of the $25.00 liquidation preference equal to the applicable three-month LIBOR plus a spread of 721.3 basis points.

Optional Redemption

At any time on or after July 1, 2022, we may redeem, in whole or in part, the units at a redemption price in cash of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to, but not including, the date of redemption, regardless of whether declared.

Upon the occurrence of a Change of Control, we may, at our option, redeem the units, in whole or in part, within 120 days after the first date on which such Change of Control occurred, by paying $25.00 per unit, plus all accumulated and unpaid distributions to, but not including, the date of redemption, regardless of whether declared.

Change of Control Conversion Right Unit Cap	3.63636

CUSIP/ISIN	62913M 206/US62913M2061

Book-Running Managers	UBS Securities LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC

Co-Manager	Stifel, Nicolaus & Company, Incorporated

Listing

The Partnership intends to file an application to list the units on the New York Stock Exchange (“NYSE”) under the symbol “NGLprB”. If the application is approved, trading of the units on the NYSE is expected to commence within 30 days after their original issue date.

Limited Voting Rights

Unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding units, voting as a separate class, we may not adopt any amendment to our Partnership Agreement that has a material adverse effect on the terms of the units. In addition, unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding units, voting as a single class with holders of any future Parity Securities upon which like voting rights have been conferred and are exercisable, we may not (a) create or issue any additional Parity Securities (including any additional Class A Preferred Units) if the cumulative distributions payable on then outstanding units or Parity Securities are in arrears or (b) create or issue any Senior Securities. The terms of the Class A Preferred Units do not confer the holders thereof with such rights to vote as a single class with holders of the units.

Additional Information

Capitalization Disclosure

As of March 31, 2017, after giving pro forma effect to the offering of the units and the application of the net proceeds therefrom as described under “Use of Proceeds” in the preliminary prospectus supplement, the Partnership and its consolidated subsidiaries would have had approximately $2.848 billion of total long-term debt, including $635.8 million of working capital borrowings, $2.818 billion of total long-term debt, net of maturities, $2.345 billion of total equity and a capitalization of $5.260 billion.

All information (including financial information) presented in the preliminary prospectus supplement is deemed to have changed to the extent affected by the changes described herein.

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the units and is not soliciting an offer to buy the units in any jurisdiction where the offer or sale is not permitted.

The Partnership has filed a registration statement (including a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. All capitalized terms used but not defined herein have the meaning set forth in the prospectus supplement.  Before you invest, you should read the prospectus in that registration statement and the prospectus supplement and any other documents the issuer has filed with the SEC for more complete information about the Partnership and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Partnership, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by contacting: UBS Securities LLC at 1-888-827-7275, Morgan Stanley & Co. LLC at 866-718-1649 and RBC Capital Markets, LLC at 1-866-375-6829.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.